EXHIBIT 99.1

Costamare Inc. Announces 2020 Annual Meeting of Stockholders

MONACO, July 28, 2020 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, announced today that its Board of Directors has called an annual meeting of the stockholders to be held in Monaco on Friday, October 2, 2020.

Stockholders of record of the Company’s common stock at the close of business on Friday, August 14, 2020 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and the Company’s proxy statement will be sent to holders of the Company’s common stock in due course.

The Company currently intends to hold the 2020 Annual Meeting of Stockholders in person. In light of the ongoing health concerns relating to the COVID-19 pandemic, the Company will continue to monitor public health and travel safety protocols required or recommended by federal, regional and local governments. If the Company determines that it is not possible or advisable to hold the meeting in person, the Company will announce alternative arrangements for the meeting as promptly as practicable, which may include switching to a virtual meeting format, or changing the time, date or location of the 2020 Annual Meeting of Stockholders. Any such change will be announced via press release and the filing of additional proxy materials with the Securities and Exchange Commission.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 46 years of history in the international shipping industry and a fleet of 73 containerships, with a total capacity of approximately 533,000 TEU, including four newbuild containerships currently under construction. Ten of our containerships, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the First Quarter ended March 31, 2020 on Form 6-K (filed on May 11, 2020 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com